Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

December 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Tara Harkins
Kevin Kuhar
Jane Park
Tim Buchmiller

Re:	Coya Therapeutics, Inc. Registration Statement on Form S-1 Filed November 18, 2022 File No. 333-268482

Ladies and Gentlemen:

On behalf of Coya Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated November 29, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”),  regarding the Company’s Registration Statement on Form S-1, filed on November 18, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Registration Statement on Form S-1 filed November 18, 2022

COYA 201, page 76

1.

We note your revised disclosure on page 77 in response to prior comment 1 that a significant decrease in the secretion of pro-inflammatory cytokines and a significant increase in the secretion of anti-inflammatory cytokines. Please expand your disclosure of the second study to discuss the data from the results to support the conclusions drawn.

Securities and Exchange Commission

Division of Corporation Finance

December 5, 2022

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 80 to expand the disclosure of the second study.

Methodist License Agreement, page 85

2.

We note your disclosure on page 67 that you amended the Methodist License Agreement in September 2022. Please revise your disclosure on page 85 accordingly and also file such amendment as an exhibit to the registration  statement as required by Item 601(b)(10) of Regulation S-K or tell us why it is not material.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 89 to clarify that the Methodist License Agreement was executed in 2020 and later amended and restated in September 2022. The effective date of the amended and restated agreement is the date on which the agreement was originally signed in 2020. We have filed the amended and restated agreement with the registration statement as Exhibit 10.7; which contains all of the terms of the Methodist License Agreement.

Exhibits

3.

We note your disclosure in the footnotes to the exhibit index that "portions of this exhibit (indicated by asterisks) are omitted in accordance with the rules of the SEC." If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain identified information has been excluded from the exhibit because it is both not material and the type of information that the registrant treats as private or confidential.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the exhibit index of Revised Registration Statement to include the requested language in the applicable footnote.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard Berman, Ph.D., Coya Therapeutics, Inc.